INVEST IN **REVEAL AI**

Building the Future of Customer Research with AI-Powered Interviews





Reveal ai
How Reveal ai is unlocking customer insights at scale
Feat. Co-Founder & CEO Bob Dimicco

getreveal.ai Palo Alto, CA

Highlights

1. Enterprise customers include 7-Eleven, Accenture, AAA, HEB, ADP, NASA, National Instruments, & more.
2. 26,000+ AI-powered interviews conducted and 140,000+ responses analyzed so far.
3. Started generating revenue in early 2023 (4 months post-launch). Entered 2024 with healthy pipeline.
4. Leadership team has founded software/data businesses which generated over $2B+ in total revenue.
5. Now raising funds to accelerate product development & scale to meet needs of high-volume customers.

Featured Investor



Jesse Rosato
Syndicate Lead

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Invested $5,000

Software-focused tech executive and investor

"Reveal combines revolutionary technology, a large and growing market, and a deeply talented and experienced team. They have an early and differentiated product in a very valuable space.

As a product and engineering leader, I know that Reveal addresses a real pain point for every business: it is hard to understand what your customers actually want. Existing tools provide incomplete results at best, and misleading results at worst. Anyone who is responsible for a product wants one thing: to be able to talk to as many of their customers as possible, and Reveal makes that more possible than anything I've seen.

Reveal is focused on the right problem, and the emergence of generative AI makes now the right time to solve it. But just as importantly, Reveal has the right team. I have worked with key members of the team, including the CEO, and that experience gives me high confidence in their ability to execute and meet the needs of the market. This group knows how to build this product, but they also understand the customers and distribution channels that will turn it into a successful business."

Our Team

Our Team



Bob Dimicco Co-Founder and CEO

Experienced go-to-market & SaaS product executive who has built startup revenue streams totaling $1.7B+ at leading companies (Cisco, Nitrogen). Bob has scaled global organizations from 4 to 400+ team members and holds an MBA (Carnegie Mellon Univ.).



Matt Pistone CTO

Proven CTO of high-growth software companies. Matt co-founded fintech startup Nitrogen (formerly Riskalyze) in 2011, which was acquired by a private equity firm in 2021. Matt holds a Bachelor's degree in Physics from UC Berkeley.

Reveal AI Is Building the Future of Customer Research with AI-Powered Interviews

In 2022, we launched Reveal AI with the mission of helping decision-makers listen, learn, and lead. Since then, we've developed and tested the Reveal AI platform, validated demand across organizations large and small, and onboarded new customers and channel partners.

Now, we're ready for the next phase in Reveal's growth–and we invite you to be part of it.

What is Reveal AI?



Reveal ai
is a leading customer insights platform
that delivers the depth of an interview,
at the speed and scale of a survey.



Reveal ai offers AI-powered interviews that unlock deep customer insights for business growth.
Engaging
Interviewees express themselves naturally in conversations with AI.
Fast
Organizational leaders get insights in hours, not weeks or months.
Actionable
Teams discover insights in AI-analyzed responses to make the right call.
Reveal ai

Why are we building Reveal AI?



Customer preferences are changing faster than ever, and businesses are struggling to keep up.
Opinions and trends move at the speed of social.
Buying journeys are increasingly complex.
People crave authentic brand engagement.
Businesses that can't pivot fast will forfeit revenue.
Leaders risk missing out on vital insights.
Surveys and quantatative metrics lack nuance.
Reveal ai


Reveal ai Is Pursuing a Multi-Billion Dollar Opportunity.
Scale and Speed of Existing Tools
Audience Intelligence and Survey Software Market:1,2 $11B
Reveal ai
Untapped Market Opportunity
Market Research Market:3 $81B
Depth and Engagement of Existing Tools
1. Verified Market Research, Jan 2024.
2. Research and Markets, Dec 2023.
3. Statista Research Department, Jan 2024.
Reveal ai

What has Reveal AI accomplished to date?

We started by building the proprietary analysis algorithms that power the Reveal AI platform and the application interface with data visualizations that help users understand the story in their data. Through working with customers such as 7-Eleven, Accenture, and more, Reveal AI has conducted over 26,000 interviews and analyzed over 140,000 responses to deliver insights to organizational leaders.


Reveal ai Has Outperformed Expectations to Date.
140,000+
AI-analyzed responses
26,000+
AI-powered interviews
Built proprietary algorithms & data visualizations
accenture
H-E-B
BMNT
Strong customer demand and retention
Reveal ai Launch to Current Day
Reveal ai

Over the past year, we have confirmed that companies are hungry for a new way to reach customers, especially digital natives, to gain feedback and insights. The Reveal AI platform is a modern way for companies to radically change the customer feedback experience, create connection, and discover customer insights.

We are fortunate to work with some of the brightest minds out there. Here's what Reveal AI customers are saying:


Reveal ai Customers Are Thrilled with Their Results.
accenture
H-E-B
"Reveal gave us the raw inputs we needed to understand the 'why' of the situation and take action."
Vice President, 7-Eleven
"Reveal saved us weeks of manual effort. Texting with the interview bot felt very natural."
Director, Accenture
"We needed to make decisions quicker. With Reveal, we got scale and feedback faster. It helped us be more agile."
Director, HEB
Reveal ai


BMNT
"Exceptionally rich input from our potential customers. They liked the chat experience; I liked the insights and UI filters."
Vice President, BMNT
"The responses we got with Reveal were remarkably deep, equivalent to what I've seen only in human interviews before."
Brand Researcher, AAA
"The AI interviews allowed me to hear the voices of stakeholders across all external and internal communities."
Intelligence Director, U.S. Dept. of Defense



Want to see why customers are so excited about Reveal AI? Check out **this quick demo**.



Please visit: https://www.youtube.com/watch?v=nDPrw3fiy1g

In Year 2, we have made great progress toward product-market fit and growing demand is the driver to raise capital now. Our pipeline is building for high revenue growth in 2024 with our largest customers by applying the capital raised to product development. This is an opportune time to help fuel Reveal AI's growth trajectory at an early stage.



Future projections are not guaranteed

Who's behind Reveal AI?

CEO and Co-Founder Bob Dimicco and CTO Matt Pistone lead a team of experienced engineers, marketers, business development, product management, and customer success professionals.



Let's work together: join our team of industry innovators as an investor in Reveal AI. Can we count you in? To learn more about how to invest, please see the **Investor FAQ** .

Join the Reveal^{ai} Revolution Today.

Reveal^{ai} is raising $120k to accelerate product development, meet high-volume customers' needs, and expand offerings with enterprise-grade integrations and APIs.

Can we count you in?



Reveal^{ai}